HYLSA MEX

File No. 82-4252

04010047

04 FEB 23 AM 7:21

SUPPL

February 9, 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Madam/Sir:

Subject: Hylsamex S.A. de C.V. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Hylsamex S.A. de C.V., a corporation organized under the laws of Mexico ("Hylsamex"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Hylsamex is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by stamping the enclosed copy of this letter and returning the same to us in the enclosed self-addressed, stamped envelope.

Yours truly,

HYLSAMEX, S.A. de C.V.

PROCESSED
FEB 24 2004
THOMSON FINANCIAL

By: [signature]
Ismael De La Garza

dlw 2/24

Encl.

EXHIBIT LIST

Exhibit No.	Description	Date
1	Filing to Mexican Stock Exchange: Summary of resolutions of Hylsamex's February 4, 2004 Stockholders' Meeting.	February 4, 2004


BOLSA MEXICANA DE VALORES

Acuerdos de Asamblea Extraordinaria de HYLSAMEX, S.A. DE C.V.


5500

Fecha de Recepción en BMV: 2004-02-04 17:21:00.0

Prefijo:
ACUEEXTR

Clave Cotización:
HYLSAMX

Serie:

Razón Social:
HYLSAMEX, S.A. DE C.V.

Tipo Asamblea:
EXTRAORDINARIA

Fecha Celebración:
4/2/2004

Porcentaje de Asistencia:
96.75

Fecha de pago:

Acuerdos:
EXTRACTO DE LAS RESOLUCIONES DE LA ASAMBLEA GENERAL EXTRAORDINARIA DE ACCIONISTAS DE HYLSAMEX, S.A. DE C.V.,
CELEBRADA EL 4 DE FEBRERO DEL 2004

RESOLUCIONES DEL PRIMER PUNTO DEL ORDEN DEL DÍA:

Se resolvió adicionar a los Estatutos Sociales un Artículo Transitorio, estableciendo medidas tendientes a prevenir la adquisición de acciones que otorguen el control de la Sociedad, en forma directa o indirecta sin contar con el acuerdo favorable s del Consejo de Administración de la Sociedad, de conformidad con lo establecido en la Ley del Mercado de Valores.

RESOLUCIONES DEL SEGUNDO PUNTO DEL ORDEN DEL DÍA:

Se reformaron los Artículos 7º, 9º y los incisos 10 y 11 del Artículo 20º de los Estatutos Sociales, para ajustarlos a lo establecido en las “Disposiciones de carácter general aplicables a las emisoras de valores y otros participantes del mercado de valores”, emitidas por la Comisión Nacional Bancaria y de Valores, publicadas en el Diario Oficial de la Federación, el 19 de marzo del 2003.

RESOLUCIONES DEL TERCER PUNTO DEL ORDEN DEL DÍA:

Se ordenó llevar a cabo una nueva emisión de títulos definitivos, a partir de la fecha que se señale en el aviso que al efecto publique el Secretario del Consejo.